NO ACT

PE
3-17-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038779

Received SEC

MAR 19 2009

Washington, DC 20549

March 19, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-19-09

Mark G. English
Assistant General Counsel and
Assistant Secretary
Great Plains Energy Incorporated
P.O. Box 418679
Kansas City, MO 64141-9679

Re: Great Plains Energy Incorporated
Incoming letter dated March 17, 2009

Dear Mr. English:

This is in response to your letter dated March 17, 2009 concerning the shareholder proposal submitted to Great Plains by Edward Rudy and Edith Rudy. We also have received a letter from the proponents dated March 17, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Edward Rudy
Edith Rudy

FISMA & OMB Memorandum M-07-16

March 19, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Great Plains Energy Incorporated
Incoming letter dated March 17, 2009

The proposal relates to director compensation.

There appears to be some basis for your view that Great Plains may exclude the proposal under rule 14a-8(e)(2) because Great Plains received it after the deadline for submitting proposals. We note in particular your representation that Great Plains did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Great Plains omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Great Plains relies.

We note that Great Plains did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Great Plains' request that the 80-day requirement be waived.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

[redacted]

From: English Mark [Mark.English@kcpl.com]
Sent: Tuesday, March 17, 2009 5:59 PM
To: shareholderproposals
Cc: ***FISMA & OMB Memorandum M-07-16***
Subject: Great Plains Energy Incorporated; no-action request
Attachments: Great Plains Energy - Rudy no-action request with exhibits.PDF

Ladies and Gentlemen:

Pursuant to Staff Legal Bulletin No.14D (CF), Great Plains Energy Incorporated hereby submits the attached no-action request letter and exhibits (contained in a single file) in lieu of submitting paper copies. Mr. Rudy, the proponent of the shareholder proposal that is the subject of the attached no-action request letter, is copied on this email. We will also mail a copy of the letter and exhibits to Mr. Rudy at the address indicated in his proposal.

As explained in the attached letter, Mr. Rudy's proposal was received less than thirty days prior to the expected March 25, 2009, mail and filing date of Great Plains Energy's proxy materials for its May 5, 2009 annual meeting. The letter contains a request for a waiver of the Rule 14a-8(j) requirement that a company must file its reasons for exclusion of a proposal no later than 80 days before it files its definitive proxy statement. We would very much appreciate a response from the Staff on this no-action requst as soon as practicable, so that we can meet our printing and mailing schedule.

Please contact me at (816) 556-2608 or at mark.english@kcpl.com if there are any questions or comments. Thank you for your consideration.

Mark G. English
Assistant General Counsel and Assistant Secretary
Great Plains Energy Incorporated
1201 Walnut
Kansas City, MO 64106
(816) 556-2608
(816) 556- 2787 (fax)

GREAT PLAINS ENERGY

1934 Act, Section 14(a)
Rules 14a-8(e) and 14a-8(i)(13)

March 17, 2009

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Edward and Edith Rudy

Ladies and Gentlemen:

This letter is to inform you that Great Plains Energy Incorporated (the "Company" or "Great Plains") intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a proposal (the "Proposal") submitted by Edward and Edith Rudy (collectively, the "Proponent"). The March 3, 2009, email setting forth such Proposal (the "Proposal Letter") is attached hereto as Exhibit A-2. The Proposal was subsequently corrected by the Proponent and the final form of the Proposal is included in Exhibit A-7.

We hereby notify the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the Proposal from its 2009 Proxy Materials, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable because: (a) the Proponent failed to submit the Proposal prior to the deadline set forth in Rule 14a-8(e); and (b) the Proposal relates to a specific amount of dividends and therefore may be excluded from the 2009 Proxy materials in accordance with Rule 14a-8(i)(13). For avoidance of confusion, the capitalized term "Rule" refers to a rule under Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

It is not clear whether the Proponent requested inclusion of the Proposal in the Company's 2009 Proxy Materials. The Proponent did not explicitly request the Proposal to be included in the 2009 Proxy Materials, but the Proposal references "stockholders ... assembled in annual meeting and by proxy" and the supporting statement requests shareholders to mark their ballot in favor of the Proposal. The Company submits this letter because the Proponent's submission arguably could be construed as a request to include the Proposal in the 2009 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, on behalf of the Company, the undersigned hereby submits this letter and its attachments to the Commission via e-mail to shareholderproposals@sec.gov and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In addition, in accordance with Rule 14a-8(j), we have concurrently sent a copy of this letter to the Proponent, informing the Proponent of our intention to exclude the Proposal from the 2009 Proxy Materials.

I. The Proposal

The Proposal is as follows (emphasis in original)[1]:

> RESOLVED, That the stockholders of **Great Plains Energy Incorporated** assembled in annual meeting and by proxy, hereby request that the Board of Directors take the steps necessary to provide for an immediate reduction in stipends, fees, salaries, stock options, and/or other remuneration being paid to members of the Board of Directors, including Great Plains Energy Incorporated officers and executives who also serve as directors, to the exact percentage reduction which has been approved by the Board of Directors for dividends payable to the shareholders of the corporation and, furthermore, said reduction shall not be restored or payments to all **Great Plains Energy Incorporated** directors increased except in the exact same percentages as are approved for future increases in shareholder common stock dividends.

II. Reasons for Excluding the Proposal

Great Plains believes that the Proposal may properly be excluded from its 2009 Proxy Materials because (i) the Proponent did not timely submit the Proposal as required by Rule 14a-8(e), and (ii) the Proposal relates to the specific amounts of cash or stock dividends and may be excluded under Rule 14a-8(i)(13).

A. The Proponent Did Not Timely Submit the Proposal.

Rule 14a-8(e)(2) requires proponents to submit proposals not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's 2008 annual meeting was held on May 6, 2008, and its 2008 proxy statement was first mailed to shareholders on March 26, 2008; the Company's 2009 annual meeting will be held on May 5, 2009. Thus, the Proponent was required to submit the Proposal not less than 120 calendar days before March 26, which was November 19, 2008. This requirement, including the specific date, was described in the section "*How can I submit a proposal to be included in next year's proxy statement?*" on page 3 of the Company's 2008 proxy statement.

The Proposal was first received by the Company on March 3, 2009, more than three months after the November 19, 2008, deadline.[2] The Staff has strictly construed the Rule 14a-8(e)(2) deadline and consistently concurred with the exclusion of shareholder proposals pursuant to Rule 14a-8(e)(2) on the basis that such proposals were not timely submitted, even if those proposals were received only a few days after the deadline. <u>See, e.g.,</u> <u>Alcoa Inc.</u> (January 12, 2009) (proposal received four days after the deadline); <u>City National Corp.</u> (January 17, 2008) (proposal received one day after the deadline);

---

[1] This is the final form of the Proposal (<u>see</u> Exhibit A-7). The initial form of the Proposal (<u>see</u> Exhibit A-2) contained references to Pfizer.

[2] The Company notes that the Proponent initially sent the Proposal by email to the Company's Investor Relations email address. While the question of whether submission by email or fax to locations other than the company's principal executive offices complies with the requirement of Rule 14a-8(e)(2) to submit the proposal to the "principal executive offices" has been the subject of various no-action request letters, the question need not be addressed here because the Proponent clearly missed the deadline for submitting a shareholder proposal.

Dominion Resources Inc. (March 2, 2005) (proposal received two months after the deadline); and Actuant Corporation (November 26, 2003) (proposal received three months after the deadline).

Because the failure to timely submit a shareholder proposal is a deficiency that cannot be remedied, the Company did not provide the Proponent with the 14-day notice and opportunity to cure under Rule 14a-8(f)(1). Rule 14a-8(f)(1) states in part, "A company need not provide [the proponent] such notice of a deficiency if the deficiency cannot be remedied, such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline." The Company was not required to send a notice of deficiency to the Proponent under Rule 14a-8(f)(1) for the Proposal to be excluded under Rule 14a-8(e)(2).

B. The Proposal May Be Excluded Because It Relates to Specific Amount of Dividends

A company may properly exclude a shareholder proposal under Rule 14a-8(i)(13) if the proposal relates, either directly or pursuant to a formula, to specific amounts of cash or stock dividends. The Proposal seeks to tie the rate of increases in director compensation to the same percentage of increased dividends paid to shareholders and likewise recommends that because the Company's board of directors decreased dividends, the directors' compensation should be decreased comparably.

The Staff has repeatedly permitted companies to exclude shareholder proposals that seek to tie executive compensation to dividend payments. For example, in Commonwealth Energy System (February 14, 1997), a shareholder's proposal sought to limit the rate of increase in the salaries of the company's top 150 officers and employees to the rate of increase in the company's dividend payment. Even though the proposal did not specify the amount of dividends to be paid, the Commission agreed that the company could exclude the proposal under Rule 14a-8(i)(13) because it would have had the effect of determining the company's dividend policy by linking the payment of executive compensation to the payment of dividends pursuant to a formula.

Similarly, in Delmarva Power & Light Co. (February 21, 1995), the Commission agreed that the company could exclude a proposal that limited increases and decreases in executive compensation to the amount of increases and decreases, respectively, in dividend payments. See also, Central Vermont Public Services Corporation (November 30, 1995) (the Commission permitted the exclusion of a proposal to reduce executive salaries by 25% and freeze bonuses and stock options until dividends had been restored to a particular level); and SCEcorp (January 24, 1995) (the Commission permitted the exclusion of a proposal to reduce salaries and benefits of all non-union employees and directors by a percentage equal to the dividend cut, to be restored only when the dividend was restored to its prior level).

As in the instances described above, the Proposal would have the effect of determining the Company's dividend policy by linking the specific amount of dividends paid to stockholders to the amount of compensation paid to the Company's directors. Consequently, the Company may exclude the Proposal from its 2009 annual meeting in accordance with Rule 14a-8(i)(13) of the Exchange Act.

III. Conclusion

Based on the foregoing, the Company requests that the Staff not recommend any enforcement action if the Proposal is excluded from the 2009 Proxy Materials. As described above, the Proponent first emailed the Proposal to the Company's investor relations email address on March 3, 2009. The deadline for submission of the Proposal, as determined under Rule 14a-8(e)(2) and disclosed in our 2008 Proxy Statement, was November 19, 2008, prior to the Company's receipt of the Proposal.

The Company hereby respectfully requests a waiver of the Rule 14a-8(j) requirement that a company must file its reasons for exclusion of a proposal no later than 80 days before it files its definitive proxy statement. Because the Company did not receive the Proposal until after the 80-day deadline had already passed, it was not possible for the Company to file its reasons for exclusion prior to such deadline.

I would very much appreciate a response from the Staff on this no-action request as soon as practicable, so that the Company can meet its printing and mailing schedule for its May 5, 2009 Annual Meeting of Shareholders. The Company presently expects to commence mailing its proxy materials on or about March 25, 2009. If you have any questions or require additional information concerning this matter, please call me at (816) 556-2608.

Very truly yours,

Mark G. English
Assistant General Counsel and
Assistant Secretary

Enclosures

cc: Edward and Edith Rudy (w/encl.)

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, February 17, 2009 3:33 PM
To: Investor Relations
Subject: Shareholder proposal info

KCPL
We are shareholders in KCPL and GPX. Please email us information on submitting a shareholder proposal to be presented At an upcoming shareholder meeting.
Thank you.
Sincerely,
Edward & Edith Rudy
ED@EdRudy.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, March 03, 2009 6:09 PM
To: Investor Relations; enforcement@sec.gov
Subject: GXP Shareholder Proposal Great Plains Energy Incorporated
Attachments: GXP regs.pdf

Contact: Ed Rudy. ***FISMA & OMB Memorandum M-07-16***
Great Plains Energy Incorporated Stockholder Proposal
Att: Secretary: **Great Plains Energy Incorporated**
Nichael J, Chesser, CEO, **Great Plains Energy Incorporated**

Edward Rudy and Edith Rudy, ***FISMA & OMB Memorandum M-07-16*** **, who are the holders of 3,000 shares of Great Plains Energy (GXP - NYSE), common stock**
(in Schwab account **FISMA & OMB Memorandum M-07-16***
advise the corporation that they intend to present the following proposal at the Annual Meeting of Stockholders:
"RESOLVED: That the stockholders of **Great Plains Energy ncorporated** assembled in annual meeting and by proxy, hereby request that the Board of Directors take the steps necessary to provide for an immediate reduction in stipends, fees, salaries, stock options, and/or other remuneration being paid to members of the Board of Directors, including Pfizer officers and executives who also serve as directors, to the exact percentage reduction which has been approved by the Board of Directors for dividends payable to the shareholders of the corporation and, furthermore, said reduction shall not be restored or payments to all Pfizer directors increased except in the exact same percentages as are approved for future increases in shareholder common stock dividends."

The following statement is submitted by Edward and Edith Rudy in support of the proposal:

SUPPORTING STATEMENT
Shareholders who are the owners of **Great Plains Energy Incorporated** , have been informed that they will be subjected to A dividend reduction of 50% by the Chairman of the Board, Michael J. Chesser, and we believe that, if this drastic and unprecedented step is necessary, the Board of Directors should fully participate with the non-director shareholder owners in the trauma of this decision. It will require a 100% increase in the drastically reduced new dividend rate for restoration to its former level. We believe that the Board of Directors may look with favor upon restoring the dividend rate because, with the approval of this resolution, the directors will benefit equally with the shareholder owners.
f you agree, please mark your ballot in favor of this resolution; otherwise it is automatically cast in opposition to this shareholder proposal, unless you have indicated that you wish to abstain from voting on this proposal.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, March 04, 2009 3:31 PM
To: Cline Michael
Cc: Investor Relations; chairmanoffice@sec.gov; enforcement@sec.gov; a.latour@wsj.com; bizday@nytimes.com; CNNnewsroom@CNN.com; countdown@msnbc.com; Dateline@NBCUNI.com; editorial@NYtimes.com; ethicalshares@green.net.au; eugenerobinson@washpost.com; ibdnews@investors.com; info@ap.org; jducassi@miamiherald.com; jeff.cox@nbcuni.com; lgibbs@miamiherald.com; managing-editor@nytimes.com; michaelmiller@communitynewspapers.com; newstips@upi.com; nightly@nbc.com; PowerLunch@CNBC.com; squawkbox@cnbc.com; Streettalk@cnbc.com; winicov@wharton.upenn.edu; Ed@EdRudy.com; ***FISMA & OMB Memorandum M-07-16***
Subject: Great Plains Energy (GXP) KCPL shareholder proposal NOTE: CORRECTED COPY

Contact: Ed Rudy. ***FISMA & OMB Memorandum M-07-16***
Great Plains Energy Incorporated Stockholder Proposal
Att: Secretary: **Great Plains Energy Incorporated**
Nichael J, Chesser, CEO, **Great Plains Energy Incorporated**

Edward Rudy and Edith Rudy, ***FISMA & OMB Memorandum M-07-16*** **who are the holders of 3,000 shares of Great Plains Energy (GXP - NYSE), common stock (in Schwab account** ***FISMA & OMB Memorandum M-07-16***
advise the corporation that they intend to present the following proposal at the Annual Meeting of Stockholders:
"RESOLVED: That the stockholders of **Great Plains Energy Incorporated** assembled in annual meeting and by proxy, hereby request that the Board of Directors take the steps necessary to provide for an immediate reduction in stipends, fees, salaries, stock options, and/or other remuneration being paid to members of the Board of Directors, including Pfizer officers and executives who also serve as directors, to the exact percentage reduction which has been approved by the Board of Directors for dividends payable to the shareholders of the corporation and, furthermore, said reduction shall not be restored or payments to all **Great Plains Energy Incorporated** directors increased except in the exact same percentages as are approved for future increases in shareholder common stock dividends."

The following statement is submitted by Edward and Edith Rudy in support of the proposal:

SUPPORTING STATEMENT
Shareholders who are the owners of **Great Plains Energy Incorporated**, have been informed that they will be subjected to A dividend reduction of 50% by the Chairman of the Board, Michael J. Chesser, and we believe that, if this drastic and unprecedented step is necessary, the Board of Directors should fully participate with the non-director shareholder owners in the trauma of this decision. It will require a 100% increase in the drastically reduced new dividend rate for restoration to its former level. We believe that the Board of Directors may look with favor upon restoring the dividend rate because, with the approval of this resolution, the directors will benefit equally with the shareholder owners.
f you agree, please mark your ballot in favor of this resolution; otherwise it is automatically cast in opposition to this shareholder proposal, unless you have indicated that you wish to abstain from voting on this proposal.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, March 06, 2009 3:02 PM
To: Cline Michael; enforcement@sec.gov
Cc: Jana.Tongson@Schwab.com; chairmanoffice@sec.gov; Ed@EdRudy.com; ***FISMA & OMB Memorandum M-07-16***
Subject: Re: Great Plains Energy (GXP) KCPL shareholder proposal NOTE: CORRECTED COPY

Michael W. Cline
Vice President - Investor Relations and Treasurer
Great Plains Energy Incorporated

Dear Mr. Cline:

Your office has received written confirmation of our GXP holdings along with a copy of the shareholder proposal re-submitted, on our behalf, to you by Schwab.

This eliminates the problem.

Please run our shareholder proposal.

Thank you.

Edward Rudy

CC: SEC
Schwab proxy dept.

In a message dated 3/6/09 8:37:37 AM, Michael.Cline@kcpl.com writes:

> Dear Mr. Rudy:
> Thank you very much for your e-mail. We received your proposal and associated information. Your email indicates that you are a beneficial owner of our stock through an account at Schwab. We have checked our shareholder records, and found no indication that you are a shareholder of record. Being a shareholder of record means that your share ownership is shown on our shareholder records. Typically, brokers are the shareholders of record of the stock in their customers accounts. Unfortunately, our bylaws permit only our shareholders of record to submit shareholder proposals. As you weren't a shareholder of record on February 24, 2009, the record date for our annual meeting, your proposal isn't eligible to be submitted at our annual meeting.
> We do appreciate the feedback inherent in your proposal, however, and please rest assured that it will be communicated to our senior management team. Please let me know if you have questions or if I can be of assistance in any way.
> Have a good weekend. Best regards,
> Michael
>
> *Michael W. Cline*
> Vice President - Investor Relations and Treasurer
> Great Plains Energy Incorporated
> 816.556.2622 (Phone)
> 816.556.2992 (Fax)

913.706.2454 (Mobile)
michael.cline@kcpl.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, March 04, 2009 3:31 PM
To: Cline Michael
Cc: Investor Relations; chairmanoffice@sec.gov; enforcement@sec.gov; a.latour@wsj.com; bizday@nytimes.com; CNNnewsroom@CNN.com; countdown@msnbc.com; Dateline@NBCUNI.com; editorial@NYtimes.com; ethicalshares@green.net.au; eugenerobinson@washpost.com; ibdnews@investors.com; info@ap.org; jducassi@miamiherald.com; jeff.cox@nbcuni.com; lgibbs@miamiherald.com; managing-editor@nytimes.com; michaelmiller@communitynewspapers.com; newstips@upi.com; nightly@nbc.com; PowerLunch@CNBC.com; squawkbox@cnbc.com; Streettalk@cnbc.com; winicov@wharton.upenn.edu; Ed@EdRudy.com;
FISMA & OMB Memorandum M-07-16
Subject: Great Plains Energy (GXP) KCPL shareholder proposal NOTE: CORRECTED COPY

Contact: Ed Rudy. ***FISMA & OMB Memorandum M-07-16***
Great Plains Energy Incorporated Stockholder Proposal
Att: Secretary: **Great Plains Energy Incorporated**
Michael J, Chesser, CEO, **Great Plains Energy Incorporated**

Edward Rudy and Edith Rudy, ***FISMA & OMB Memorandum M-07-16*** **who are the holders of 3,000 shares of Great Plains Energy (GXP - NYSE), common stock (in Schwab account** ***FISMA & OMB Memorandum M-07-16***
advise the corporation that they intend to present the following proposal at the Annual Meeting of Stockholders:
"RESOLVED: That the stockholders of **Great Plains Energy incorporated** assembled in annual meeting and by proxy, hereby request that the Board of Directors take the steps necessary to provide for an immediate reduction in stipends, fees, salaries, stock options, and/or other remuneration being paid to members of the Board of Directors, including Pfizer officers and executives who also serve as directors, to the exact percentage reduction which has been approved by the Board of Directors for dividends payable to the shareholders of the corporation and, furthermore, said reduction shall not be restored or payments to all **Great Plains Energy incorporated** directors increased except in the exact same percentages as are approved for future increases in shareholder common stock dividends."

The following statement is submitted by Edward and Edith Rudy in support of the proposal:

SUPPORTING STATEMENT
Shareholders who are the owners of **Great Plains Energy Incorporated** , have been informed that they will be subjected to A dividend reduction of 50% by the Chairman of the Board, Michael J. Chesser, and we believe that, if this drastic and unprecedented step is necessary, the Board of Directors should fully participate with the non-director shareholder owners in the trauma of this decision. It will require a 100% increase in the drastically reduced new dividend rate for restoration to its former level.. We believe that the Board of Directors may look with favor upon restoring the dividend rate because, with the approval of this resolution, the directors will benefit equally with the shareholder owners.
If you agree, please mark your ballot in favor of this resolution; otherwise it is automatically cast in opposition to this shareholder proposal, unless you have indicated that you wish to abstain from voting on this proposal.

****

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****

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From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, March 06, 2009 3:15 PM
To: Cline Michael
Cc: enforcement@sec.gov; Jana.Tongson@Schwab.com
Subject: Re: Great Plains Energy (GXP) KCPL shareholder proposal NOTE: CORRECTED COPY

Thank you, Michael.
Best regards,
Edward Rudy

In a message dated 3/6/09 4:10:15 PM, Michael.Cline@kcpl.com writes:

> Thank you, Mr. Rudy. Let me investigate and I'll be back in touch.
>
> Best regards,
>
> Michael
>
> *Michael W. Cline*
> Vice President - Investor Relations and Treasurer
> Great Plains Energy Incorporated
> 816.556.2622 (Phone)
> 816.556.2992 (Fax)
> 913.706.2454 (Mobile)
> michael.cline@kcpl.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, March 06, 2009 3:02 PM
To: Cline Michael; enforcement@sec.gov
Cc: Jana.Tongson@Schwab.com; chairmanoffice@sec.gov; Ed@EdRudy.com; ***FISMA & OMB Memorandum M-07-16***
Subject: Re: Great Plains Energy (GXP) KCPL shareholder proposal NOTE: CORRECTED COPY

Michael W. Cline

Vice President - Investor Relations and Treasurer
Great Plains Energy Incorporated
Dear Mr. Cline:
Your office has received written confirmation of our GXP holdings along with a copy of the shareholder proposal re-submitted, on our behalf, to you by Schwab.
This eliminates the problem.
Please run our shareholder proposal.
Thank you.
Edward Rudy
CC: SEC
Schwab proxy dept.

In a message dated 3/6/09 8:37:37 AM, Michael.Cline@kcpl.com writes:

> Dear Mr. Rudy:
> Thank you very much for your e-mail. We received your proposal and associated information. Your email indicates that you are a beneficial owner of our stock through an account at Schwab. We have checked our shareholder records, and found no indication that you are a shareholder of record. Being a shareholder of record means that your share ownership is shown on our shareholder records. Typically, brokers are the shareholders of record of the stock in their customers accounts.. Unfortunately, our bylaws permit only our shareholders of record to submit shareholder proposals. As you weren't a shareholder of record on February 24, 2009, the record date for our annual meeting, your proposal isn't eligible to be submitted at our annual meeting.
> We do appreciate the feedback inherent in your proposal, however, and please rest assured that it will be communicated to our senior management team. Please let me know if you have questions or if I can be of assistance in any way.
> Have a good weekend. Best regards,
> Michael
>
> *Michael W. Cline*
> Vice President - Investor Relations and Treasurer
> Great Plains Energy Incorporated
> 816.556.2622 (Phone)
> 816.556.2992 (Fax)
> 913.706.2454 (Mobile)
> michael.cline@kcpl.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, March 04, 2009 3:31 PM
To: Cline Michael

Cc: Investor Relations; chairmanoffice@sec.gov; enforcement@sec.gov; a.latour@wsj.com; bizday@nytimes.com; CNNnewsroom@CNN.com; countdown@msnbc.com; Dateline@NBCUNI.com; editorial@NYtimes.com; ethicalshares@green.net.au; eugenerobinson@washpost.com; ibdnews@investors.com; info@ap.org; jducassi@miamiherald.com; jeff.cox@nbcuni.com; lgibbs@miamiherald.com; managing-editor@nytimes.com; michaelmiller@communitynewspapers.com; newstips@upi.com; nightly@nbc.com; PowerLunch@CNBC.com; squawkbox@cnbc.com; Streettalk@cnbc.com; winicov@wharton.upenn.edu; Ed@EdRudy.com; ***FISMA & OMB Memorandum M-07-16***
Subject: Great Plains Energy (GXP) KCPL shareholder proposal NOTE: CORRECTED COPY

Contact: Ed Rudy. ***FISMA & OMB Memorandum M-07-16***
Great Plains Energy Incorporated Stockholder Proposal
Att: Secretary: **Great Plains Energy Incorporated**
Nichael J, Chesser, CEO, **Great Plains Energy Incorporated**

Edward Rudy and Edith Rudy, ***FISMA & OMB Memorandum M-07-16*** **who are the holders of 3,000 shares of Great Plains Energy (GXP - NYSE), common stock (in Schwab account** ***FISMA & OMB Memorandum M-07-16*** **advise the corporation that they intend to present the following proposal at the Annual Meeting of Stockholders:**

"RESOLVED: That the stockholders of **Great Plains Energy incorporated** assembled in annual meeting and by proxy, hereby request that the Board of Directors take the steps necessary to provide for an immediate reduction in stipends, fees, salaries, stock options, and/or other remuneration being paid to members of the Board of Directors, including Pfizer officers and executives who also serve as directors, to the exact percentage reduction which has been approved by the Board of Directors for dividends payable to the shareholders of the corporation and, furthermore, said reduction shall not be restored or payments to all **Great Plains Energy incorporated** directors increased except in the exact same percentages as are approved for future increases in shareholder common stock dividends."

The following statement is submitted by Edward and Edith Rudy in support of the proposal:

SUPPORTING STATEMENT

Shareholders who are the owners of **Great Plains Energy Incorporated** , have been informed that they will be subjected to A dividend reduction of 50% by the Chairman of the Board, Michael J. Chesser, and we believe that, if this drastic and unprecedented step is necessary, the Board of Directors should fully participate with the non-director shareholder owners in the trauma of this decision. It will require a 100% increase in the drastically reduced new dividend rate for restoration to its former level... We believe that the Board of Directors may look with favor upon restoring the dividend rate because, with the approval of this resolution, the directors will benefit equally with the shareholder owners.

f you agree, please mark your ballot in favor of this resolution; otherwise it is automatically cast in opposition to this shareholder proposal, unless you have indicated that you wish to abstain from voting on this proposal.

****

****

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From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, March 10, 2009 8:29 AM
To: Cline Michael
Subject: Re: Great Plains Energy (GXP) KCPL shareholder proposal NOTE: CORRECTED COPY

Dear Michael:
Thank you for your prompt response.
Best regards,
Ed Rudy
In a message dated 3/10/09 9:16:58 AM, Michael.Cline@kcpl.com writes:

> Hello, Mr. Rudy -
>
> Our Assistant General Counsel, Mark English, confirmed that he did receive the proposal through Schwab. He is reviewing it and will respond in due course.
>
> Best regards,
>
> Michael
>
> *Michael W. Cline*
> Vice President - Investor Relations and Treasurer
> Great Plains Energy Incorporated
> 816.556.2622 (Phone)
> 816.556.2992 (Fax)
> 913.706.2454 (Mobile)
> michael.cline@kcpl.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, March 06, 2009 3:15 PM
To: Cline Michael
Cc: enforcement@sec.gov; Jana.Tongson@Schwab.com
Subject: Re: Great Plains Energy (GXP) KCPL shareholder proposal NOTE: CORRECTED COPY

Thank you, Michael.

Best regards,

Edward Rudy

In a message dated 3/6/09 4:10:15 PM, Michael.Cline@kcpl.com writes:

> Thank you, Mr. Rudy. Let me investigate and I'll be back in touch.
>
> Best regards,
>
> Michael
>
> *Michael W. Cline*
> Vice President - Investor Relations and Treasurer
> Great Plains Energy Incorporated
> 816.556.2622 (Phone)
> 816.556.2992 (Fax)
> 913.706.2454 (Mobile)
> michael.cline@kcpl.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, March 06, 2009 3:02 PM
To: Cline Michael; enforcement@sec.gov
Cc: Jana.Tongson@Schwab.com; chairmanoffice@sec.gov; Ed@EdRudy.com; ***FISMA & OMB Memorandum M-07-16***
Subject: Re: Great Plains Energy (GXP) KCPL shareholder proposal NOTE: CORRECTED COPY

Michael W. Cline
Vice President - Investor Relations and Treasurer
Great Plains Energy Incorporated
Dear Mr. Cline:
Your office has received written confirmation of our GXP holdings along with a copy of the shareholder proposal re-submitted, on our behalf, to you by Schwab.
This eliminates the problem.

Please run our shareholder proposal.
Thank you.
Edward Rudy
CC: SEC
Schwab proxy dept.

In a message dated 3/6/09 8:37:37 AM, Michael.Cline@kcpl.com writes:

> Dear Mr. Rudy:
> Thank you very much for your e-mail. We received your proposal and associated information. Your email indicates that you are a beneficial owner of our stock through an account at Schwab. We have checked our shareholder records, and found no indication that you are a shareholder of record. Being a shareholder of record means that your share ownership is shown on our shareholder records. Typically, brokers are the shareholders of record of the stock in their customers accounts... Unfortunately, our bylaws permit only our shareholders of record to submit shareholder proposals. As you weren't a shareholder of record on February 24, 2009, the record date for our annual meeting, your proposal isn't eligible to be submitted at our annual meeting.
> We do appreciate the feedback inherent in your proposal, however, and please rest assured that it will be communicated to our senior management team. Please let me know if you have questions or if I can be of assistance in any way.
> Have a good weekend. Best regards,
> Michael
>
> *Michael W. Cline*
> Vice President - Investor Relations and Treasurer
> Great Plains Energy Incorporated
> 816.556.2622 (Phone)
> 816.556.2992 (Fax)
> 913.706.2454 (Mobile)
> michael.cline@kcpl.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, March 04, 2009 3:31 PM
To: Cline Michael
Cc: Investor Relations; chairmanoffice@sec.gov; enforcement@sec.gov; a.latour@wsj.com; bizday@nytimes.com; CNNnewsroom@CNN.com; countdown@msnbc.com; Dateline@NBCUNI.com; editorial@NYtimes.com; ethicalshares@green.net.au; eugenerobinson@washpost.com; ibdnews@investors.com; info@ap.org; jducassi@miamiherald.com; jeff.cox@nbcuni.com; lgibbs@miamiherald.com; managing-editor@nytimes.com; michaelmiller@communitynewspapers.com; newstips@upi.com; nightly@nbc.com; PowerLunch@CNBC.com; squawkbox@cnbc.com; Streettalk@cnbc.com; winicov@wharton.upenn.edu; Ed@EdRudy.com; ***FISMA & OMB Memorandum M-07-16***
Subject: Great Plains Energy (GXP) KCPL shareholder proposal NOTE: CORRECTED COPY

Contact: Ed Rudy. ***FISMA & OMB Memorandum M-07-16***
Great Plains Energy Incorporated Stockholder Proposal
Att: Secretary: **Great Plains Energy Incorporated**
Nichael J, Chesser, CEO, **Great Plains Energy Incorporated**

Edward Rudy and Edith Rudy, ***FISMA & OMB Memorandum M-07-16*** **, who are the holders of 3,000 shares of Great Plains Energy (GXP - NYSE), common stock (in Schwab account** ***FISMA & OMB Memorandum M-07-16*** **advise the corporation that they intend to present the following proposal at the Annual Meeting of Stockholders:**

"RESOLVED: That the stockholders of **Great Plains Energy incorporated** assembled in annual meeting and by proxy, hereby request that the Board of Directors take the steps necessary to provide for an immediate reduction in stipends, fees, salaries, stock options, and/or other remuneration being paid to members of the Board of Directors, including Pfizer officers and executives who also serve as directors, to the exact percentage reduction which has been approved by the Board of Directors for dividends payable to the shareholders of the corporation and, furthermore, said reduction shall not be restored or payments to all **Great Plains Energy incorporated** directors increased except in the exact same percentages as are approved for future increases in shareholder common stock dividends."

The following statement is submitted by Edward and Edith Rudy in support of the proposal:

SUPPORTING STATEMENT

Shareholders who are the owners of **Great Plains Energy Incorporated** , have been informed that they will be subjected to A dividend reduction of 50% by the Chairman of the Board, Michael J. Chesser, and we believe that, if this drastic and unprecedented step is necessary, the Board of Directors should fully participate with the non-director shareholder owners in the trauma of this decision. It will require a 100% increase in the drastically reduced new dividend rate for restoration to its former level.... We believe that the Board of Directors may look with favor upon restoring the dividend rate because, with the approval of this resolution, the directors will benefit equally with the shareholder owners.

f you agree, please mark your ballot in favor of this resolution; otherwise it is automatically cast in opposition to this shareholder proposal, unless you have indicated that you wish to abstain from voting on this proposal.

****
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****

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|

****

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GREAT PLAINS ENERGY

March 16, 2009

Via Federal Express

Ms. Jana Tongson
Charles Schwab & Company
2423 E. Lincoln Drive
Phoenix, AZ 85016

Re: Exclusion of Shareholder Proposal of Edward Rudy

Dear Ms. Tongson:

This letter is to inform you that Great Plains Energy Incorporated (the "Company") intends to exclude from its May 5, 2009 annual meeting the proposal you submitted on behalf of Mr. Edward Rudy (the "Proposal"). The letter setting forth the Proposal (the "Proposal Letter") is attached hereto as Exhibit A. The Company believes the Proposal may be excluded from the Company's 2009 annual meeting for the following reasons:

1. Company's By-laws Permit Only Shareholders of Record to Make Proposals Outside of Rule 14a-8.

Section 13(a)(1) of the Company's By-laws clearly limits the power to bring business before the Company's annual meeting to a shareholder who:

(A) Was a shareholder *of record* (emphasis added) at the time of giving the notice of the meeting and on the record date for determination of shareholders entitled to vote at the annual meeting;

(B) Is entitled to vote at the annual meeting; and

(C) Has complied with all required notice procedures.

In the present case, Mr. Rudy is not a shareholder of record. He is a beneficial owner and he is not entitled to vote at the annual meeting. Your written verification that Charles Schwab & Company holds shares for the benefit of Mr. Rudy would have been sufficient if Mr. Rudy had submitted the Proposal to be included in the Company's proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Mr. Rudy, however, did not rely on Rule 14a-8. Instead, Mr. Rudy submitted the Proposal under Section 13(a)(1) of the Company's By-laws, which clearly permits only a shareholder of record who is entitled to vote at the annual meeting to submit a proposal.

2. <u>The Proposal May be Excluded Because it Relates to Specific Amounts of Dividends</u>.

Even if Mr. Rudy were a shareholder of record who is entitled to vote at the annual meeting, the Company would be entitled to exclude the Proposal from the 2009 annual meeting under Section 13(a)(6) of the Company's By-laws, which states:

> ...the proposed business described in the notice may be deemed not to be properly brought before the meeting if, pursuant to . . . any rule or regulation of the Securities and Exchange Commission, . . . had it been so offered, it could have been omitted, from the notice of, and proxy material for, the meeting (or any supplement thereto) authorized by the Board of Directors.

The Proposal seeks to immediately reduce the stipends, fees, salaries, stock options and/or other remuneration paid to the Company's directors to the exact percentage reduction approved by the Company's Board of Directors for dividends payable to shareholders, and to limit future increases in payments to directors to the exact same percentages as the directors approve for future increases in shareholder common stock dividends.

If Mr. Rudy had submitted the Proposal under Rule 14a-8 of the Exchange Act, we believe that the Securities and Exchange Commission (the "Commission") would permit the Company to exclude the Proposal pursuant to Rule 14a-8(i)(13) because it relates to specific amounts of cash or stock dividends. The Commission has repeatedly permitted companies to exclude shareholder proposals that seek to tie executive compensation to dividend payments.

For example, in *Commonwealth Energy System* (February 14, 1997), a shareholder's proposal sought to limit the rate of increase in the salaries of the company's top 150 officers and employees to the rate of increase in the company's dividend payment. Even though the proposal did not specify the amount of dividends to be paid, the Commission agreed that the company could exclude the proposal because it would have had the effect of determining the company's dividend policy by linking the payment of executive compensation to the payment of dividends pursuant to a formula.

Similarly, in *Delmarva Power & Light Co.* (February 21, 1995), the Commission agreed that the company could exclude a payment that limited increases and decreases in executive compensation to the amount of increases and decreases, respectively, in dividend payments. In *Central Vermont Public Services Corporation* (November 30, 1995), the Commission permitted the exclusion of a proposal to reduce executive salaries by 25% and freeze bonuses and stock options until dividends had been restored to a particular level. As well, in *SCEcorp* (January 24, 1995), the Commission permitted the exclusion of a proposal to reduce salaries and benefits of all non-union employees and directors by a percentage equal to the dividend cut, to be restored only when the dividend was restored to its prior level.

As in the cases referenced above, the Proposal would have the effect of determining the Company's dividend policy by linking the specific amount or dividends paid to stockholders to the amount of compensation paid to the Company's directors. Even if Mr. Rudy had been a shareholder of record, we believe the Company may exclude the Proposal from its 2009 annual meeting in accordance with Rule 14a-8(i)(13) of the Exchange Act.

If you have any questions or require further information with respect to these matters, please contact me at (816) 556-2608.

Sincerely,

Mark G. English
Assistant General Counsel and
Assistant Secretary

cc: Edward Rudy
Barbara B. Curry
William G. Riggins
Michael W. Cline
Ellen E. Fairchild

charles SCHWAB

2423 E. Limcoln Drive
Phoenix, AZ 85306

March 4, 2009

Great Plains Energy Incorporated
Attention: Corporate Secretary
1201 Walnut
Kansas City, MS 64106

Re: Stockholder Proposal Request for Edward Rudy

Dear Mr. Secretary:

Per your Corporate By-Laws dated 12/2/2008 the request attached to this letter is being sent to you by Charles Schwab & Company for the benefit of Mr. Rudy. The information in this letter and his proposal should meet your By-Laws to have a shareholder proposal brought before the board for the annual meeting on 5/5/2009.

Please accept this written documentation as submission of Mr. Rudy's proposal that he would like accepted for the 5/5/2009 shareholder meeting.

Edward Rudy who resides at ***FISMA & OMB Memorandum M-07-16***
is a beneficiary shareholder of record of 3000 shares of Great Plains Energy Incorporated common stock, record date 2/24/2009 through Charles Schwab & Company.
Charles Schwab & Company's holds shares with our custodian, the Depository Trust Company and our participant number is 164.

Thank you

Jana Tongson

Jana Tongson
2423 E. Lincoln Drive
Phoenix, AZ 85016
602-355-7674

Contact: Ed Rudy. ***FISMA & OMB Memorandum M-07-16***
Great Plains Energy Incorporated Stockholder Proposal
Att: Secretary: **Great Plains Energy Incorporated**
Michael J, Chesser, CEO, **Great Plains Energy Incorporated**

Edward Rudy and Edith Rudy, ***FISMA & OMB Memorandum M-07-16*** **, who are the holders of 3,000 shares of Great Plains Energy (GXP - NYSE), common stock (in Schwab account*****FISMA & OMB Memorandum M-07-16***
advise the corporation that they intend to present the following proposal at the Annual Meeting of Stockholders:
"RESOLVED: That the stockholders of **Great Plains Energy Incorporated** assembled in annual meeting and by proxy, hereby request that the Board of Directors take the steps necessary to provide for an immediate reduction in stipends, fees, salaries, stock options, and/or other remuneration being paid to members of the Board of Directors, including Great Plains Energy Incorporated officers and executives who also serve as directors, to the exact percentage reduction which has been approved by the Board of Directors for dividends payable to the shareholders of the corporation and, furthermore, said reduction shall not be restored or payments to all **Great Plains Energy Incorporated** directors increased except in the exact same percentages as are approved for future increases in shareholder common stock dividends."

The following statement is submitted by Edward and Edith Rudy in support of the proposal:

SUPPORTING STATEMENT
Shareholders who are the owners of **Great Plains Energy Incorporated** , have been informed that they will be subjected to A dividend reduction of 50% by the Chairman of the Board, Michael J. Chesser, and we believe that, if this drastic and unprecedented step is necessary, the Board of Directors should fully participate with the non-director shareholder owners in the trauma of this decision. It will require a 100% increase in the drastically reduced new dividend rate for restoration to its former level. We believe that the Board of Directors may look with favor upon restoring the dividend rate because, with the approval of this resolution, the directors will benefit equally with the shareholder owners.
f you agree, please mark your ballot in favor of this resolution; otherwise it is automatically cast in opposition to this shareholder proposal, unless you have indicated that you wish to abstain from voting on this proposal.